Exhibit 99.2

ZHONGLIAN JINAN INSURANCE BROKERAGE CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Zhonglian Jinan Insurance Brokerage Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Zhonglian Jinan Insurance Brokerage Co., Ltd. (the “Company”) as of June 30, 2024 and 2023, the related statements of operations and comprehensive loss, changes in shareholders’ (deficit) equity and cash flows the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred recurring losses from operations, has negative cash flow from operations, and was in an accumulated deficit position. Given the Company’s financial position, there is substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ HYYH CPA. LLC

We have served as the Company’s auditor since 2025.

Baltimore, Maryland
July 2, 2025

ZHONGLIAN JINAN INSURANCE BROKERAGE CO., LTD.

BALANCE SHEETS

AS OF JUNE 30, 2023 AND 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for share and per share data)

	As of June 30,
	2023	2024	2024
	RMB	RMB	US$ (Note 2)
ASSETS
Current Assets
Cash and cash equivalents	23,512,267	22,825,452	3,127,074
Restricted cash	12,964,831	3,770,651	516,577
Accounts receivable, net	15,323,982	16,236,635	2,224,410
Due from related parties	450,000	3,427,899	469,620
Prepaid expenses and other current assets, net	9,551,102	9,635,826	1,320,103
Total Current Assets	61,802,182	55,896,463	7,657,784

Property and equipment, net	7,277,357	6,121,029	838,578
Operating lease right of use assets	323,751	397,399	54,443
Restricted cash, noncurrent	5,000,000	5,000,000	684,997
Total Non-Current Assets	12,601,108	11,518,428	1,578,018
Total Assets	74,403,290	67,414,891	9,235,802

LIABILITIES, AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	26,008,204	28,526,879	3,908,166
Income tax payable	957,839	1,671,692	229,021
Due to related parties	6,000	-	-
Operating lease liabilities, current	194,564	213,988	29,316
Accrued expenses and other liabilities	31,027,874	22,182,490	3,038,989
Total Current Liabilities	58,194,481	52,595,049	7,205,492

Operating lease liabilities, noncurrent	108,617	124,911	17,113
Deferred tax liabilities	1,594,020	1,424,323	195,131
Total Non-current Liabilities	1,702,637	1,549,234	212,244
Total Liabilities	59,897,118	54,144,283	7,417,736

Commitments and contingencies

Shareholders’ Equity
Paid-in capital	50,000,000	50,000,000	6,849,972
Accumulated deficit	(35,493,828)	(36,729,392)	(5,031,906)
Total Shareholders’ Equity	14,506,172	13,270,608	1,818,066
Total Liabilities and Shareholders’ Equity	74,403,290	67,414,891	9,235,802

The accompanying notes are an integral part of the audited financial statements.

ZHONGLIAN JINAN INSURANCE BROKERAGE CO., LTD.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED JUNE 30, 2023 AND 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for share and per share data)

	For the Year Ended June 30,
	2023	2024	2024
	RMB	RMB	US$ (Note 2)
Revenues	191,824,330	191,705,510	26,263,547
Cost of revenues	(147,153,737)	(143,433,635)	(19,650,327)
Gross profit	44,670,593	48,271,875	6,613,220

Operating expenses
Selling and marketing expenses	(17,780,712)	(15,706,108)	(2,151,728)
General and administrative expenses	(30,792,109)	(32,973,455)	(4,517,345)
Total operating expenses	(48,572,821)	(48,679,563)	(6,669,073)

Loss from operations	(3,902,228)	(407,688)	(55,853)

Interest income, net	78,473	85,193	11,671
Other income, net	1,033,074	310,316	42,513
Loss Before Income Taxes	(2,790,681)	(12,179)	(1,669)

Income tax expenses	(2,491,540)	(1,223,385)	(167,603)
Net Loss	(5,282,221)	(1,235,564)	(169,272)

Comprehensive loss	(5,282,221)	(1,235,564)	(169,272)

The accompanying notes are an integral part of the audited financial statements.

ZHONGLIAN JINAN INSURANCE BROKERAGE CO., LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICITS) EQUITY
FOR THE YEARS ENDED JUNE 30, 2023 AND 2024
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for share and per share data)

	Paid-in Capital	Retained earnings (Accumulated Deficits)	Total
	RMB	RMB	RMB
As of June 30, 2022	50,000,000	(30,211,607)	19,788,393

Net loss	-	(5,282,221)	(5,282,221)
As of June 30, 2023	50,000,000	(35,493,828)	14,506,172

Net loss	-	(1,235,564)	(1,235,564)
As of June 30, 2024	50,000,000	(36,729,392)	13,270,608

The accompanying notes are an integral part of the audited financial statements.

ZHONGLIAN JINAN INSURANCE BROKERAGE CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2023 and 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”))

	For the Year Ended June 30,
	2023	2024	2024
	RMB	RMB	US$ (Note 2)
Cash Flows From Operating Activities:
Net loss	(5,282,221)	(1,235,564)	(169,272)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			-
Depreciation and amortization expenses	985,143	1,247,993	170,974
Amortization of operating lease right-of-use assets	208,429	267,167	36,602
Provision for doubtful receivables	809,275	384,273	52,645
Changes in operating assets and liabilities:			-
Accounts receivable	2,662,145	(1,507,159)	(206,480)
Due from related parties	3,142,920	(2,977,899)	(407,970)
Prepaid expenses and other current assets	1,232,596	125,509	17,195
Accounts payable	6,056,407	2,518,675	345,057
Due to related parties	-	(6,000)	(822)
Income tax payable	841,665	713,853	97,797
Deferred tax liabilities	1,594,020	(169,697)	(23,248)
Operating lease liabilities	(200,770)	(9,555,897)	(1,309,153)
Accrued expenses and other liabilities	9,288,014	405,416	55,542
Net cash provided by (used in) operating activities	21,337,623	(9,789,330)	(1,341,133)

Cash Flows From Investing Activities
Purchase of property and equipment	(1,190,502)	(91,665)	(12,558)
Net cash used in investing activities	(1,190,502)	(91,665)	(12,558)

Net increase (decrease) in cash, cash equivalents and restricted cash	20,147,121	(9,880,995)	(1,353,691)
Cash, cash equivalents and restricted cash at beginning of the year	21,329,977	41,477,098	5,682,339
Cash, cash equivalents and restricted cash at end of the year	41,477,098	31,596,103	4,328,648

Supplemental Cash Flow Information
Cash paid for income tax	295,357	470,821	64,502

Non-cash Investing and Financing activities
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	301,673	340,815	46,691

Reconciliation of cash, cash equivalents and restricted cash to the balance sheets

	As of June 30,
	2023	2024	2024
	RMB	RMB	US$ (Note 2)
Cash and cash equivalents	23,512,267	22,825,452	3,127,074
Restricted cash	17,964,831	8,770,651	1,201,574
	41,477,098	31,596,103	4,328,648

The accompanying notes are an integral part of the audited financial statements.

ZHONGLIAN JINAN INSURANCE BROKERAGE CO., LTD.

NOTES TO FINANCIAL STATEMENTS

1 — THE ORGANIZATION AND NATURE OF BUSINESS

Zhonglian Jinan Insurance Brokerage Co., Ltd. (the “Company”) was incorporated on June 8, 2005, under the laws of the People’s Republic of China (“PRC”) as a liability company. The Company is primarily engaged in providing insurance brokerage services to end customers.

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

For the year ended June 30, 2023, the Company incurred an operating loss of RMB 5,282,221 and generated cash flows from operating activities of RMB 21,337,623. For the year ended June 30, 2024, the Company’s operating loss decreased to RMB 1,235,564 (US$ 169,272), while its cash flows from operating activities turned negative, amounting to RMB 9,789,330 (US$ 1,341,133). As of June 30, 2023 and 2024, the Company had an accumulated deficit position of RMB 35,493,828 and RMB 36,729,392 (US$ 5,031,906), respectively.

There is substantial doubt regarding the Company’s ability to continue as a going concern. Management plans to gradually mitigate operating losses in the foreseeable future through strengthening its customer cash collection efforts and extending the payment cycle of major suppliers. The Company has implemented cost saving plans to reduce discretionary operational expenses and secure additional financing including but not limited to, raising equity financing, and obtaining additional credit facilities from banks in the normal course of business. However, there are uncertainties as to whether, and there can be no assurance that the aforesaid plans can be successfully executed. Accordingly, the substantial doubt of the Company’s ability to continue as a going concern has not been alleviated for the next twelve months from the date of issuance of these financial statements. The accompanying financial statements have been prepared assuming the Company will continue to operate as a going concern, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. The financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classifications of liabilities that may be necessary should the Company be unable to continue as a going concern.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. The Company bases its estimates on past experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used when accounting for items and matters including, but not limited to, determinations of the useful lives and valuation of long-lived assets, estimates of allowances for doubtful accounts, valuation of deferred tax assets, and other provisions and contingencies.

ZHONGLIAN JINAN INSURANCE BROKERAGE CO., LTD.

NOTES TO FINANCIAL STATEMENTS

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fair Value of Financial Instruments

The Company’s financial instruments are accounted for at fair value on a recurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The three levels of the fair value hierarchy are described below:

Level 1 —	inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 —	inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 —	inputs to the valuation methodology are unobservable and significant to the fair value.

Financial instruments of the Company primarily comprise current assets and current liabilities including cash and cash equivalents, restricted cash, accounts receivable, due from related parties, other receivables, accounts payable, other payables and due to related parties. The Company’s financial instruments approximate their fair values because of the short-term nature of these instruments.

Convenience Translation

Translations of balances in the Company’s balance sheets, statements of operation and comprehensive loss and statements of cash flows from RMB into US$ as of and for year ended June 30, 2024 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB 7.2993, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2024 or at any other rate.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, bank deposits, which are unrestricted as to withdrawal or use.

Restricted Cash

Restricted cash represents cash and cash equivalents legally or contractually restricted as to withdrawal or usage. As of June 30, 2024, the restricted cash of RMB 1,000,000 was held in escrow due to pending legal proceedings in which the Company is a defendant.

In its capacity as an insurance broker, the Company collects “premiums” (unremitted insurance premiums) from certain insureds and remits the “premiums” to the appropriate insurance companies. Unremitted insurance premiums are held in custody until disbursed by the Company. The Company reports such amounts as current restricted cash in the balance sheets.

Restricted cash, noncurrent represented guarantee deposits are required by China Banking and Insurance Regulatory Commission (“CBIRC”) in order to protect insurance premium appropriation by insurance broker.

Accounts Receivable, Net

Accounts receivable are recorded at the gross amount less an allowance for any uncollectible accounts and do not bear interest. Accounts receivable represented brokerage fees receivable from insurer carriers.

The Company adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), utilize a forward-looking current expected credit losses (CECL) model for financial instruments measured at amortized cost and receivables resulting from the application of ASC 606, including contract assets.

The Company uses the roll-rate method to measure the expected credit losses of accounts receivable. The Company assesses collectability by reviewing accounts receivable on aging schedules. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the balances, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Delinquent account balances are written-off against the allowance for expected credit loss after management has determined that the likelihood of collection is not probable. The estimated credit losses charged to the allowance is classified as “general and administrative expenses” in the statements of operations and comprehensive loss.

ZHONGLIAN JINAN INSURANCE BROKERAGE CO., LTD.

NOTES TO FINANCIAL STATEMENTS

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method with the residual value based on the estimated useful lives of the class of asset, which range as follows:

Estimated
Category	Useful Life	Residual
Office and electronic equipment	3-10 years	Nil%-10%
Vehicles	3-4 years	Nil%-5%
Building	20 years	5%
Leasehold improvements	Over the shorter of the expected life of leasehold improvements or the lease term	Nil %

Costs of repairs and maintenance are expensed as incurred and asset improvements are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the statement of operations and comprehensive loss.

Impairment of Long-lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets was recognized for the  years ended June 30, 2023 and 2024.

Operating Leases

The Company leases its offices, which are classified as operating leases in accordance with Topic 842. Operating leases are required to record in the balance sheet as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. The Company has elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date, and (3) initial direct costs for any expired or existing leases as of the adoption date. The Company elected the short-term lease exemption as the lease terms are 12 months or less.

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease.

The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received.

ZHONGLIAN JINAN INSURANCE BROKERAGE CO., LTD.

NOTES TO FINANCIAL STATEMENTS

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue Recognition

In accordance with ASC 606, revenue is recognized when the control of the promised goods or services is transferred to the customers, and the performance obligations under the contract have been satisfied, in an amount that reflects the consideration expected to be entitled to in exchange for those goods or services (excluding sales taxes collected on behalf of government authorities).

The Company determines revenue recognition through the following steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company primarily generated revenues from contracts with customers:

Insurance brokerage services

The Company offers insurance brokerage services to end customers/the insured for placing insurance policies, and the Company earns insurance brokerage commission from insurance carriers upon completing insurance brokerage services. The commission fees are calculated on a predetermined percentage of insurance premium of each insurance policy. The insurance brokerage services are considered as a single performance obligation, as the insurer carriers cannot benefit until the Company sells an insurance policy. Commission fees are recognized when the Company completes the insurance brokerage services, at which point the Company successfully places an insurance policy for the end customers/the insured.

The Company recognizes insurance brokerage commissions net of return allowances. End customers/the insured are generally entitled to return insurance policies at any time under no conditions. During the years ended June 30, 2023 and 2024, the Company did not record return allowance because the Company historically incurred minimal returns from end customers/the insured and the Company did not expect a significant reversal in the amount of cumulative revenue.

Others

The Company offers various advisory services to institutional customers who seek insurance coverage for their employees, assets, and business operations. These services mainly include designing insurance plans, handling claims, and conducting risk assessments. The Company generally charges a fixed amount for service fee and recognized revenue upon completion of service delivery.

ZHONGLIAN JINAN INSURANCE BROKERAGE CO., LTD.

NOTES TO FINANCIAL STATEMENTS

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Contract balances

The Company classifies its right to consideration in exchange for services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Company recognizes accounts receivable in its balance sheets when it performs a service in advance of receiving consideration and it has the unconditional right to receive consideration. A contract asset is recorded when the Company has transferred services to the customer before payment is received or is due, and the Company’s right to consideration is conditional on future performance or other factors in the contract. As of June 30, 2023 and 2024, the Company did not record contract assets.

The Company capitalizes incremental costs incurred to fulfill contracts that (i) relate directly to the contract, (ii) are expected to generate resources that will be used to satisfy the performance obligation under the contract, and (iii) are expected to be recovered through revenue generated under the contract. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. As of June 30, 2023 and 2024, the Company had no deferred contract costs.

Contract liabilities are recognized if the Company receives consideration prior to satisfying the performance obligations, which include customer advances and deferred revenue under service arrangements. As of June 30, 2023 and 2024, the Company had no contract liabilities.

Practical expedients

Payment terms and conditions vary by contract type; however, the Company’s terms generally include a requirement of payment within a period between 30 to 60 days after reconciliation of insurance premiums with insurer companies if not paid in advance. The Company has elected the practical expedient to not assess whether a significant financing component exists if the period between when we transfer a promised good or service to a customer and when the customer pays for that good or service is one year or less.

Additionally, the Company has applied the following practical expedients: 1) not to disclose the transaction price allocated to unsatisfied or partially unsatisfied performance obligations that are part of a contract that has an original expected duration of one year or less, and 2) to not capitalize incremental costs of obtaining a contract if the amortization would be less than 12 months.

ZHONGLIAN JINAN INSURANCE BROKERAGE CO., LTD.

NOTES TO FINANCIAL STATEMENTS

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Disaggregation of revenue

For the years ended June 30, 2023 and 2024, substantially all of the Company’s revenue was generated in the PRC. The Company disaggregated revenue as shown in the following table:

	For the Years Ended June 30,
	2023	2024
	RMB	RMB
Insurance brokerage service fees	191,994,079	191,620,150
Others	461,687	651,379
Less: business taxes and surcharges	(631,436)	(566,019)
Total revenues	191,824,330	191,705,510

The Company disaggregated revenue by transferal of services as shown in the following table:

	For the Years Ended June 30,
	2023	2024
	RMB	RMB
Services transferred at a point in time	192,455,766	192,271,529
Less: business taxes and surcharges	(631,436)	(566,019)
Total revenues	191,824,330	191,705,510

Cost of Revenues

Cost of revenue consists primarily of insurance policy acquisition costs, which are service fees paid to various channels for successful sales of insurance policies and labor cost. These costs are charged to the statements of operations and comprehensive loss as incurred.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of payroll and related expenses for employees involved in selling and marketing activities, rental, brokerage service-related promotion and consulting service fee and other expenses.

General and Administrative Expenses

General and administrative expenses primarily consist of employee related expenses for administrative functions, costs associated with these functions including facilities and equipment depreciation expenses, rental and other general corporate related expenses.

ZHONGLIAN JINAN INSURANCE BROKERAGE CO., LTD.

NOTES TO FINANCIAL STATEMENTS

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Research and Development Expenses

Research and development expenses primarily consist of employee related expenses for research and development functions, and outsourced research service expenses.

Value Added Taxes

The Company is subject to VAT and related surcharges in China for providing services. The applicable VAT rate is 6% for general taxpayers. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of services provided (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). VAT liability is recorded in the line item of accrued expenses and other current liabilities on the balance sheets. Under the commercial practice of the PRC, the Company pays VAT based on tax invoices issued.

According to the Announcement No. 19 of 2023 issued by the Ministry of Finance and State Administration of Taxation, for small-scale VAT taxpayers, the taxable sales revenue subject to a 3% collection rate will be levied at a reduced rate of 1% until December 31, 2027.

Income Taxes

The Company accounts for income taxes in accordance with the U.S. GAAP for income taxes. Under the asset and liability method as required by this accounting standard, the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred taxes.

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis. Deferred tax assets are recognized to the extent that it is more likely than not these items will be utilized against taxable income in the future. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. As of June 30, 2024, income tax returns for the tax years ended December 31, 2019 through December 31, 2023 remain open for statutory examination.

ZHONGLIAN JINAN INSURANCE BROKERAGE CO., LTD.

NOTES TO FINANCIAL STATEMENTS

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Government Grants

Government grants include cash subsidies as well as other subsidies receivable from various government agencies by the Company. Government grants are recognized as other income when all conditions attached to the grants are fulfilled and recorded in the statements of operations and comprehensive loss. For the years ended June 30, 2023 and 2024, the Company received and recognized government grants of RMB 530,000 and RMB 380,000, respectively.

 Commitments and Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

ZHONGLIAN JINAN INSURANCE BROKERAGE CO., LTD.

NOTES TO FINANCIAL STATEMENTS

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Segment Reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision makers in deciding how to allocate resources and assess performance. The Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews results including revenue, gross profit and operating profit at the whole company level only. The Company does not distinguish between markets for the purpose of making decisions about resources allocation and performance assessment. Therefore, the Company has only one operating segment and one reportable segment.

Concentration and Credit Risk

1)	Credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents and restricted cash. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of June 30, 2023 and 2024, RMB 41,477,098 and RMB 31,596,103 (US$ 4,328,648) were held on hands by the Company and deposited in financial institutions in the PRC, and each bank accounts is insured by the government authority with the maximum limit of RMB 500,000. To limit exposure to credit risk relating to deposits, the Company primarily place cash and cash equivalent deposits with large financial institutions in China which management believe are of high credit quality and the Company also continually monitors their credit worthiness.

The risk with respect to accounts receivable and amounts due from related parties is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring processes of outstanding balances.

The Company’s operations are carried out in China. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC as well as by the general state of the PRC’s economy. In addition, the Company’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, rates and methods of taxation among other factors.

2)	Foreign currency risk

All the Company’s operating activities that were conducted in China and related assets and liabilities are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Peoples’ Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

3)	Concentration risks

Accounts receivable are typically unsecured and derived from goods sold and services rendered to customers that are located primarily in China, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of customers’ creditworthiness and its ongoing monitoring of outstanding balances. The Company has a concentration of its receivables and revenues with specific customers.

As of June 30, 2023, two customers accounted for approximately 18% and 15% of accounts receivable, respectively. As of June 30, 2024, four customers accounted for approximately 19%, 15%, 12% and 12% of accounts receivable, respectively.

For the year ended June 30, 2023, three customers accounted for approximately 16%,12% and 10% of the total revenues. For the year ended June 30, 2024, three customers accounted for approximately 20%, 12% and 11% of the total revenues.

As of June 30, 2023, two suppliers accounted for approximately 27% and 12% of accounts payable, respectively. As of June 30, 2024, three suppliers accounted for approximately 39%, 15% and 12% of accounts payable, respectively.

For the year ended June 30, 2023, there were no suppliers that accounted for more than 10% of the cost of revenues. For the year ended June 30, 2024, one supplier accounted for approximately 13% of the cost of revenues.

ZHONGLIAN JINAN INSURANCE BROKERAGE CO., LTD.

NOTES TO FINANCIAL STATEMENTS

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recently Issued Accounting Standards

In March 2023, the FASB issued new accounting guidance, ASU 2023-01, for leasehold improvements associated with common control leases, which is effective for years beginning after December 15, 2023, including interim periods within those years. Early adoption is permitted for both interim and annual financial statements that have not yet been made available for issuance. The new guidance introduced two issues: terms and conditions to be considered with leases between related parties under common control and accounting for leasehold improvements. The goals for the new issues are to reduce the cost associated with implementing and applying Topic 842 and to promote diversity in practice by entities within the scope when applying lease accounting requirements. The Company assessed that the adoption of ASU 2023-01 had no significant impact on the financial statements.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — Codification Amendments in Response to SEC’s Disclosure Update and Simplification Initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows — Overall, 250-10 Accounting Changes and Error Corrections — Overall, 260-10 Earnings Per Share — Overall, 270-10 Interim Reporting — Overall, 440-10 Commitments — Overall, 470-10 Debt — Overall, 505-10 Equity — Overall, 815-10 Derivatives and Hedging — Overall, 860-30 Transfers and Servicing — Secured Borrowing and Collateral, 932-235 Extractive Activities — Oil and Gas — Notes to Financial Statements, 946-20 Financial Services — Investment Companies — Investment Company Activities, and 974-10 Real Estate — Real Estate Investment Trusts — Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of the above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal. The Company is in the process of evaluating the impact of ASU 2023-06 on the financial statements.

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures. The amendments in ASU 2023-07 are intended to improve reportable segment disclosure primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for years beginning after December 15, 2023, and interim periods within years beginning after December 15, 2024. The amendments ASU 2023-07 should be applied retrospectively to all prior periods presented in the financial statements. Early adoption is permitted. The Company is currently evaluating the disclosure impact that ASU 2023-07 may have on its condensed financial statement presentation and disclosures.

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (the “SEC”) Regulation S-X 210.4-08(h), Rules of General Application — General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this update should be applied on a prospective basis. Retrospective application is permitted. The Company is in the process of evaluating the impact of ASU 2023-09 on the financial statements.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption. The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the balance sheets, statements of operations and comprehensive loss, and statements of cash flows.

ZHONGLIAN JINAN INSURANCE BROKERAGE CO., LTD.

NOTES TO FINANCIAL STATEMENTS

3 — ACCOUNTS RECEIVABLE

As of June 30, 2023 and 2024, accounts receivable consisted of the following:

	June 30, 2023	June 30, 2024
	RMB	RMB
Accounts receivable	16,988,606	16,543,950
Less: Allowance for credit losses	(1,664,624)	(307,315)
	15,323,982	16,236,635

For the  years ended June 30, 2023 and 2024, the movement of allowance against expected credit losses was as the following:

	June 30, 2023	June 30, 2024
	RMB	RMB
Opening balance	1,466,986	1,664,624
Provision of expected credit losses	216,425	594,506
Writing off accounts receivable	(18,787)	(1,951,815)
Ending balance	1,664,624	307,315

4 — PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

As of June 30, 2023 and 2024, prepaid expenses and other current assets, net consisted of the following:

	June 30, 2023	June 30, 2024
	RMB	RMB
Advance to staff	3,111,599	4,975,573
Deposits(a)	247,880	270,366
Prepaid expenses	5,751,964	3,891,678
Others	1,064,814	913,131

Less: Provision against other receivables	(625,155)	(414,922)
Total prepayments and other current assets, net	9,551,102	9,635,826

(a)	The balance of deposits primarily consisted of rental deposits and bidding deposits.

ZHONGLIAN JINAN INSURANCE BROKERAGE CO., LTD.

NOTES TO FINANCIAL STATEMENTS

4 — PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET (cont.)

The movement of the expected credit loss against prepaid expenses and other receivables for the years ended June 30, 2023 and 2024 is as follows:

	June 30, 2023	June 30, 2024
	RMB	RMB
Beginning balance	32,305	625,155
Addition	592,850	(210,233)
Writing off	-	-
Ending balance	625,155	414,922

5 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	June 30, 2023	June 30, 2024
	RMB	RMB
Building	7,049,530	7,049,530
Office and electronic equipment	588,830	680,495
Vehicles	3,129,713	3,129,713
Total	10,768,073	10,859,738
Less: accumulated depreciation	(3,490,716)	(4,738,709)
Total property and equipment, net	7,277,357	6,121,029

The Company recorded depreciation expenses of property and equipment of RMB 985,143 and RMB 1,247,993 (US$ 170,974) for the years ended June 30, 2023 and 2024, respectively.

ZHONGLIAN JINAN INSURANCE BROKERAGE CO., LTD.

NOTES TO FINANCIAL STATEMENTS

6 — LEASES

As of June 30, 2023 and 2024, the Company leases office spaces in different cities in the PRC under non-cancelable operating leases, with terms ranging between 24 months and 36 months. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of the leases do not provide a readily determinable implicit rate. Therefore, the Company discount lease payments based on an estimate of the incremental borrowing rate.

For operating leases that include rent holidays and rent escalation clauses, the Company recognizes lease expense on a straight-line basis over the lease term from the date it takes possession of the leased property. The Company records the straight-line lease expense and any contingent rent, if applicable, in general and administrative expenses on the statements of operations and comprehensive loss. The corporate office lease also requires the Company to pay real estate taxes, common area maintenance costs and other occupancy costs which are included in the general and administrative expenses on the statements of operations and comprehensive loss.

The lease agreements do not contain any material residual value guarantees or material restrictive covenants.

For short-term leases, the Company records operating lease expense in its statements of operations and comprehensive loss on a straight-line basis over the lease term and record variable lease payments as incurred.

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

	June 30, 2023	June 30, 2024
	RMB	RMB
Right of use assets	323,751	397,399

Operating lease liabilities, current	194,564	213,988
Operating lease liabilities, noncurrent	108,617	124,911
Total operating lease liabilities	303,181	338,899

ZHONGLIAN JINAN INSURANCE BROKERAGE CO., LTD.

NOTES TO FINANCIAL STATEMENTS

6 — LEASES (cont.)

Other information about the Company’s leases is as follows:

	For the Years Ended June 30,
	2023	2024
	RMB	RMB
Operating cash flows used in operating leases	208,429	267,167
Weighted average remaining lease term (years)	1.75	2.03
Weighted average discount rate	3.51%	3.07%

Operating lease expenses were RMB 208,429 and RMB 267,167 (US$ 36,602), respectively, for the  years ended June 30, 2023 and 2024.

The following is a schedule, by years, of maturities of lease liabilities as of June 30, 2024:

June 30, 2024
RMB
For the year ending June 30, 2025	221,286
For the year ending June 30, 2026	127,143
For the year ending June 30, 2027	-
Total lease payments	348,429
Less: Imputed interest	(9,530)
Present value of lease liabilities	338,899

7 — ACCRUED EXPENSES AND OTHER LIABILITIES

As of June 30, 2023 and 2024, accrued expenses and other liabilities consisted of the following:

	June 30, 2023	June 30, 2024
	RMB	RMB
Accrued payroll and welfare	2,149,597	2,555,013
Provisions (Note 9)	4,643,040	4,643,040
Deposits payable	2,729,262	3,151,875
D Payable for staff reimbursements	7,440,874	6,887,877
Insurance premium payable	12,964,831	2,770,651
Other payables	1,100,270	2,174,034
	31,027,874	22,182,490

ZHONGLIAN JINAN INSURANCE BROKERAGE CO., LTD.

NOTES TO FINANCIAL STATEMENTS

8 — INCOME TAX

PRC

The Company was incorporated in the PRC and are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. On March 16, 2007, the National People’s Congress enacted a new enterprise income tax law, which took effect on January 1, 2008. The law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises.

The income tax benefits (expenses) for the years ended June 30, 2023 and 2024 were comprised of the following:

	For the Years Ended June 30,
	2023	2024
	RMB	RMB
Current income tax expenses	897,520	1,393,082
Deferred income tax expenses (benefits)	1,594,020	(169,697)
	2,491,540	1,223,385

The loss before income taxes of the Company are all derived in PRC.

Below is a reconciliation of the statutory tax rate to the effective tax rate:

	For the Years Ended June 30,
	2023	2024
	RMB	RMB
Income (Loss) before income tax expenses	(2,790,680)	(12,177)
Income tax expenses/(benefits) computed at statutory EIT rate (25%)	(697,670)	(3,044)
Effect of entertainment expense	388,297	201,027
Effect of staff welfare expense	8,152	21,162
Effect of overdue fine	1,125	106,998
Effect of change in valuation allowance	2,791,636	897,242
Income tax expenses	2,491,540	1,223,385

ZHONGLIAN JINAN INSURANCE BROKERAGE CO., LTD.

NOTES TO FINANCIAL STATEMENTS

8 — INCOME TAX (cont.)

PRC (cont.)

The principle components of deferred tax assets and deferred tax liabilities are as follows:

	June 30, 2023	June 30, 2024
	RMB	RMB
Deferred tax assets
Net operating loss (“NOLs”) carrying forwards	2,421,518	3,753,244
Allowance against doubtful accounts	809,275	384,273
Operating lease liabilities	75,795	84,725
Total deferred tax assets	3,306,588	4,222,242
Net off against deferred tax liabilities	(80,938)	(99,350)
Less: Valuation allowance	(3,225,650)	(4,122,892)
Total Deferred tax assets, net	-	-

	June 30, 2023	June 30, 2024
	RMB	RMB
Deferred tax liabilities
Operating lease right of use assets	80,938	99,350
GAAP difference - unbilled revenue	1,594,020	1,424,323
Total deferred tax liabilities	1,674,958	1,523,673
Net off against deferred tax assets	(80,938)	(99,350)
Deferred tax liabilities, net	1,594,020	1,424,323

The Company evaluates its valuation allowance requirements at end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under applicable tax law.

ZHONGLIAN JINAN INSURANCE BROKERAGE CO., LTD.

NOTES TO FINANCIAL STATEMENTS

8 — INCOME TAX (cont.)

PRC (cont.)

As of June 30, 2023 and 2024, the Company had net operating losses of RMB 11,531,692 and RMB 15,012,977, respectively, which will be available to offset future taxable income. If not used, these carryforwards will expire from 2025 through 2029.

As of June 30, 2023 and 2024, due to uncertainties surrounding future utilization, the Company had valuation allowance of RMB 3,225,650 and RMB 4,122,892, respectively, against the deferred tax assets based upon management’s assessment as to their realization.

For the years ended June 30, 2023 and 2024, no interest expense or penalty was accrued in relation to the unrecognized tax benefit. The Company has a liability for accrued interest of nil and nil as  of June 30, 2023 and 2024, respectively.

ASC 740 states that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits. The Company records unrecognized tax benefits as liabilities or a reduction of deferred tax assets in accordance with ASC 740 and adjusts these amounts when our judgment changes as a result of the evaluation of new information not previously available. However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of uncertain tax positions may result in liabilities which could be materially different from these estimates. In such an event, the Company will record additional tax expense or tax benefit in the period in which such resolution occurs.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB 0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

9 — COMMITMENTS AND CONTINGENCIES

From time to time, the Company are parties to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Legal proceedings

As of June 30, 2024, four customers had filed breach-of-contract lawsuits against the Company following unresolved disputes, seeking monetary settlements totaling approximately RMB 7.8 million. The claims cover compensation for losses, refunds, penalties, legal fees, and litigation costs.

As of June 30, 2023 and 2024, the total provision amount accrued for these lawsuits remained the same at RMB 4,643,040. Other than the above, the Company did not have other significant commitments, long-term obligations, significant contingencies or guarantees as of June 30, 2023 and 2024.

ZHONGLIAN JINAN INSURANCE BROKERAGE CO., LTD.

NOTES TO FINANCIAL STATEMENTS

10 — RELATED PARTY TRANSACTIONS

1)	Nature of relationships with related parties

Name	Relationship with the Company
Xuegeng Zhao	Chairman of the Board, Chief Executive Officer
Qin’er Ye	The General Manager

2)	Balances with related parties

As of June 30, 2023 and 2024, the balances with related parties were as follows:

	June 30, 2023	June 30, 2024
	RMB	RMB
Due from related parties
Xuegeng Zhao (a)	450,000	1,400,000
Qin’er Ye (a)	-	2,027,899
Total	450,000	3,427,899

(a)	The balances due from related parties represented fund advance to the director and senior management of the Company, which are unsecured and interest-free. By the date of this report, the related parties have repaid approximately RMB 3.12 million to the Company.

	June 30, 2023	June 30, 2024
	RMB	RMB
Due to related parties
Qin’er Ye (b)	6,000	-
Total	6,000	-

(b)	The balance due to related parties represented the operating expenses paid on behalf of the Company, which is unsecured, interest-free and payable on demand.

11 — SUBSEQUENT EVENTS

On July 2, 2025, the Company entered into a share purchase agreement (“the SPA”) with Zhibao Technology Co., Ltd. (“Zhibao China”), a PRC subsidiary of Zhibao Technology Inc. (“Zhibao”), a NASDAQ listed company. Pursuant to the Agreement, Zhibao China will purchase 51% of the issued and outstanding equity interests in the Company in consideration of RMB 25.50 million, subject to the adjustment and confirmation as set forth in the SPA. The entire purchase consideration will be paid in cash.

By the date of this report, there are three of the lawsuits referred to in Note 9 that have been closed with total settlement payment of RMB 3,653,945.